

August 31, 2023

Patrick Keenan
Executive Vice-President and Chief Financial Officer
Polymet Mining Corp.
444 Cedar Street
Suite 2060
St. Paul, MN 55101

      Re: Polymet Mining Corp.
          Schedule 13E-3 filed on August 22, 2023
          File No. 005-82296

Dear Patrick Keenan:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed on August 22, 2023

General

1.   Disclosure throughout the proxy circular indicates that the Board determined that the Arrangement is in the best interest of the Company and fair to the "Minority Shareholders." Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase "Minority Shareholders" applies to any other directors and officers of the Company or its affiliates who are not necessarily shareholders of, or otherwise affiliated with, Glencore or its affiliates. Disclosure regarding the Board's fairness determination with respect to the phrase "Minority Shareholders," as opposed to unaffiliated holders of Shares, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A. In responding to this comment, consider the disclosure on page 14 and elsewhere that "Glencore believes

that the Arrangement is fair to the Company's 'unaffiliated security holders' as defined in Rule 13E-3 under the U.S. Exchange Act." We acknowledge the discussion on page 84 under the heading "Minority Approval," but it is not clear from such disclosure whether the aforementioned directors and officers are included in the carveout found in clauses (i) or (ii) of such discussion. In addition, the second paragraph of such discussion only notes that "[t]he Shares held, directly or indirectly, by Glencore...will be excluded from the vote of the Minority Shareholders."

Forward-Looking Information, page ii

2.	Disclosure states that "[t]his Circular contains…'forward-looking statements' within the meaning of the U.S. Securities Laws…, and PolyMet intends that such forward-looking statements be subject to the safe harbors created thereby." The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy circular to remove any reference to such safe harbor provisions. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Position of Polymet as to the Fairness of the Arrangement, page 27

3.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors in clauses (ii) through (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board's fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. We acknowledge the disclosure in the second to last bullet point on page 29, but please refer to our comment above regarding the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please also consider this comment with respect to the position of Glencore as to the fairness of the Arrangement disclosed on pages 50 through 52 with respect to the factors in clauses (ii) through (v) and clause (viii) of Instruction 2 to Item 1014 and the procedural safeguards in Item 1014(c) and (e).

Formal Valuation and Maxit Fairness Opinion, page 32

4.	Disclosure on page 34 indicates that Maxit reviewed certain "internal Management forecasts, development and operating projections, estimates (including future estimates of mineable resources) and budgets prepared or provided by or on behalf of PolyMet" in connection with rendering the Formal Valuation and Maxit Fairness Opinion. To the

extent these forecasts, projections, etc. and related assumptions are not disclosed in their entirety in Appendix C, please disclose in the proxy circular. Please also consider this comment with respect to the "certain internal financial forecasts" referenced in clause (i) on page 46 describing information that Paradigm reviewed in rendering the Paradigm Fairness Opinion.

Paradigm Engagement and Background, page 45

5. Disclosure indicates that "Paradigm is being paid a work fee of US$50,000 on a monthly basis, which 50% of the work fee will be applied towards any success fee and a success fee equal to 0.65% of the enterprise value of the Arrangement." Please quantify the success fee in U.S. dollars.

Opinions of Financial Advisors, page 49

6. Disclosure on page 49 refers to "[t]he summary of Paradigm's analyses described below," yet unlike corresponding disclosure regarding Maxit's analyses included on pages 36 through 44, there is no comparable summary of Paradigm's analyses. Please revise to provide the disclosure described in Item 1015(b)(6) of Regulation M-A. In responding to this comment, please also note Exchange Act Rule 13e-3(e)(1)(ii).

Certain Effects of the Arrangement, page 52

7. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Denise Nawata